EXHIBIT (a)(13)
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Prospectus Supplement No. 1
(To Prospectus, Dated
January 9, 2003)

Filed pursuant to Rule 424(b)(3)
Registration No. 333-98571

            Exchange Offers for a Total of Up to 3,010,941 Shares of
             its 9% Series A Cumulative Redeemable Preferred Stock

                 This prospectus supplement contains additional
                  information relating to our exchange offers.

Our common stockholder, KRF Company, L.L.C., through a newly created affiliate, Gable of Texas Limited Partnership, has entered into an agreement to acquire The Gables Apartments (which we refer to as the "Gables"), an apartment complex located in Houston, Texas, from Wentworth Gables, L.P. The purchase is expected to take place on March 25, 2003. Although there can be no assurance that this purchase will occur, if it does, we currently intend to acquire Gables of Texas Limited Partnership from KRF Company, subject to certain closing conditions and the approval of the audit committee of our board of directors. The following discussion regarding the Gables was derived from information provided by Wentwood Gables, L.P.

                      THE GABLES APARTMENTS   HOUSTON, TEXAS

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PROPERTY DESCRIPTION

The Gables is a 140-unit apartment community located in Houston, Texas. The property is contiguous to Walden Pond Apartments, a property that we will acquire upon the completion of our offers, as described in our prospectus, dated January 9, 2003. The Gables consists of 11 apartment buildings and a clubhouse/leasing center, all built on 6.16 acres of land. Amenities include a resort style pool area with hot tub, clubhouse, and picnic area. Apartment amenities include Italian tile entry flooring, fireplaces, French doors, vaulted ceilings, and full-size washer/dryer connections. The floor plans average 894 square feet. The property has received almost $700,000 in recent capital improvements, including Hardiplank siding and exterior paint, new roofs, parking lot repairs, pool area improvements, and upgraded landscaping.

                                           THE GABLES APARTMENTS  HOUSTON, TEXAS
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LOCATION AND MARKET AREA

The Gables is located in a stable, well-maintained, middle class neighborhood. Median household income is in the mid $60,000 range and schools serving the property are well respected. The complex is along two of West Houston's most prominent and heavily traveled thoroughfares, which we believe is ideally situated, allowing residents to reach any point of interest in Houston with little difficulty. The major employment centers are easily accessible from the property. The property is also minutes from the Galleria, Greenway Plaza, and the Texas Medical Center. Downtown Houston is 15 miles east of the property. The Gables is well served by retail and ancillary services. For daily needs, less than one mile from the property is Randall's Flagship anchored retail center, a Signature Kroger anchored retail center, and the recently developed Royal Oaks Village Shopping Center. In addition, there is a variety of retail and restaurant establishments in the area.

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PROPOSED TERMS OF ACQUISITION

The purchase price is $7 million plus closing costs. We currently expect to borrow the purchase price from KRF Company or its affiliates on terms that are no less favorable to us than would be available from a third party.

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COMBINING THE GABLES AND WALDEN POND

We believe the ability to combine the two properties has numerous benefits. First, we believe we would benefit from economies of scale because the additional units could be managed using existing Walden Pond staff supplemented with minimal additions. We could realize payroll savings because there would be little to no incremental administrative costs. The units at the Gables are larger in size than at Walden Pond and would allow for a broader appeal as residents can choose across a variety of floor plans. We believe the greater range of choices will appeal to the middle-income renter, who is the dominant target group. The combination of the properties would also allow the amenities package to be enhanced. We are considering converting the Gables offices into a fitness center and business center. This will provide greater marketability to new residents and likely greater retention of existing residents, resulting in a more predictable and potentially greater income stream. If such a plan were initiated, we estimate that the cost of such renovations would be under $75,000 and we would expect to fund the cost of such renovations out of existing capital sources.

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COMPETITION

The Gables is located in an developed area. There are numerous other rental apartment properties within and around the market area of the Gables. The number of competitive rental properties in the area could have a material adverse effect on our ability to attract and retain residents and to increase rental rates. Virtually all of the leases for units in the Gables are short-term leases (generally one year or less).

OTHER INFORMATION

Our proposed ownership interest in the Gables is a fee simple interest.

The following is a tabular description of the physical occupancy rates at the Gables and the average annual rental income per unit, which was determined by dividing the annual effective gross rental income by the number of apartment units:

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                                            2002    2001    2000    1999    1998
                                            ----    ----    ----    ----    ----
Physical Occupancy Rate                      94%     94%     90%     90%     95%
Average Annual Rental Income per Unit     $7,793  $7,527  $6,988  $7,304  $7,239
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The current real estate tax rate pertaining to the Gables is 2.962603 per $100.

We believe that the property will be adequately covered by insurance under our current policies upon acquisition.

          THE DATE OF THE PROSPECTUS SUPPLEMENT IS FEBRUARY 27, 2003.


BERKSHIRE INCOME REALTY
ONE BEACON STREET
BOSTON, MA 02108
1-866-33-KRUPP
(1-866-335-7877)